                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                  SCHEDULE TO
                               (Amendment No. 1)
                                (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                             KENETECH CORPORATION
                      (Name of Subject Company (Issuer))

                                KC MERGER CORP.
                            KC HOLDING CORPORATION
                        VALUEACT CAPITAL PARTNERS, L.P.
                     (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $.0001 Per Share,
             Together With The Associated Rights Attached Thereto
                        (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                               Jeffrey W. Ubben
                            Secretary and Treasurer
                                KC Merger Corp.
                            KC Holding Corporation
                      c/o ValueAct Capital Partners, L.P.
                              One Maritime Plaza
                                  Suite 1400
                            San Francisco, CA 94111
                                (415) 362-3700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)



                                  Copies to:
                             Dennis M. Myers, Esq.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                (312) 861-2000

                           CALCULATION OF FILING FEE

         ------------------------------------------------------------
         Transaction Valuation*                Amount of Filing Fee**
         ------------------------------------------------------------
             $34,548,971                               $6,910
         ------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

**   Calculated as 1/50 of 1% of the transaction value.


[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $6,910             Filing Party: KC Merger Corp.
Form or Registration No.:  Schedule TO        Date Filed:   November 7, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[x]  going-private transaction subject to Rule 13e-3.
[x]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Holding Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,365,458

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Merger Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ValueAct Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      VA Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,365,458
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by KC Merger Corp., a Delaware corporation ("Purchaser"), KC Holding Corporation, a Delaware corporation ("Parent"), and ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC") on November 7, 2000 (the "Schedule TO") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.0001 per share, and the associated rights attached thereto (together, the "Shares"), of KENETECH Corporation, a Delaware corporation (the "Company"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

Items 1 through 9, 11, and 13.

     Items 1 through 9, 11, and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     The information set forth under the caption "The Tender Offer - Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is hereby amended by adding as the final paragraphs the following:

     "Litigation. On November 9, 2000, Robert L. Kohls and Louise A. Kohls (the "Plaintiffs") moved to file a second amended and supplemental complaint (the "Second Amended Complaint") in an action pending in the Court of Chancery of the State of Delaware in and for New Castle County (the "Chancery Court") styled Kohls v. Duthie, et al. (the "Action"). The Second Amended Complaint names Gerald R. Morgan, Jr., Michael D. Winn, and KENETECH as additional defendants. KENETECH previously was a nominal defendant. The first cause of action of the Second Amended Complaint sets forth all of the allegations and seeks all of the relief set forth in the Plaintiffs' first amended complaint. The first cause of action of the Second Amended Complaint is purportedly brought as a derivative action on behalf of KENETECH. The second cause of action of the Second Amended Complaint seeks to enjoin preliminary and permanently the consummation of the Merger Agreement.

     As it pertains to the Merger Agreement, the Second Amended Complaint alleges in substance the following:

     . that the Offer and the Merger are the result of an unfair process, and will constitute an unfair transaction to the KENETECH stockholders;

     . that Charles Christenson, one of the members of the Special Committee, has, as a defendant in the Action, a personal interest in approving the Merger Agreement because the closing of the Merger would eliminate the standing of the Plaintiffs to bring the Action, and therefore the transactions contemplated by the Merger

          Agreement were not the product of arms-length negotiations, but instead constituted self-dealing;

     . that because Gerald R. Morgan, Jr., one of the members of the Special Committee, has, as the Chief Operating Officer of an entity in which KENETECH invests, an interest in pleasing Mr. Lerdal, and because the Offer and the Merger provide a unique benefit to Mr. Lerdal in the form of a "roll over" of his investment in KENETECH, the process whereby the Offer and the Merger were agreed to by KENETECH was unfair;

     . that the Per Share Amount of $1.04 was the product of an analysis of Houlihan Lokey that failed to consider the value of the Action, failed to investigate the Action by contacting the Plaintiffs, failed to consider that the Action is scheduled to go to trial in April 2001, and failed to evaluate independently the deferred benefit for deconsolidated losses, as a result of which the process whereby the Offer and the Merger were agreed to by KENETECH was unfair;

     . that the Per Share Amount of $1.04 fails to properly account for issues relating to the deferred benefit for deconsolidated losses and overhead costs, as a result of which the Per Share Amount is unfair;

     . that the Per Share Amount of $1.04 is based on Mr. Lerdal owning the Shares that are the subject of the Action, title to which is contested by the Action, as a result of which both the process whereby the Offer and the Merger were agreed to by KENETECH and the Per Share Amount are unfair; and

     . that the disclosures surrounding the Offer and the Merger contain material misstatements and fail to include information necessary to make the statements not misleading.

     The Plaintiffs allege that the second cause of action of the Second Amended Complaint, including the above allegations, is maintainable as a class action, and that there are questions of law and fact which are common to the KENETECH stockholders who comprise the class, including: (i) whether the transactions contemplated by the Merger Agreement are the product of a fair process and provide a fair price to the stockholders of KENETECH; and (ii) whether the materials that describe the Offer and the Merger contain any misrepresentations or fail to disclose material facts which are necessary for the disclosures that have been made to not be misleading.

     The Plaintiffs request that the Chancery Court: (i) issue a preliminary injunction enjoining the consummation of the Merger Agreement; (ii) enter a permanent injunction prohibiting the consummation of the Merger Agreement; and
(iii) award Plaintiffs their attorneys' fees, costs, and other expenses.

     Also on November 9, 2000, the Plaintiffs asked the Chancery Court to hold a scheduling conference to determine whether to schedule an expedited hearing on the Plaintiffs' application for a preliminary injunction enjoining the consummation of the Merger Agreement. On November 13, 2000, the Chancery Court held a conference and scheduled a hearing on the Plaintiffs' application for a preliminary injunction for December 5, 2000, at 3:00 p.m.

     The above summary is qualified in its entirety by reference to the complete terms of the Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint, copies of which are attached as Exhibit (a)(5)(v) to the Schedule TO and incorporated by this reference."



Item 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:


     Exhibit No.    Description
     -----------    -----------

      (a)(5)(v) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al.

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2000      Schedule TO, Schedule 13E-3 and Schedule 13D


                              KC MERGER CORP.

                              By: /s/ Jeffrey W. Ubben
                                  ___________________________________
                                  Name:  Jeffrey W. Ubben
                                  Title: Secretary/Treasurer


                              KC HOLDING CORPORATION

                              By: /s/ Jeffrey W. Ubben
                                  ___________________________________
                                  Name:  Jeffrey W. Ubben
                                  Title: Secretary/Treasurer


                              VALUEACT CAPITAL PARTNERS, L.P.

                              By:   VA Partners, L.L.C.
                              Its:  General Partner

                              By: /s/ Jeffrey W. Ubben
                                  _____________________________________
                                  Name:  Jeffrey W. Ubben
                                  Title: Managing Member


     After due inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: November 14, 2000      Schedule 13E-3

                              KENETECH CORPORATION

                              By: /s/ Dianne P. Urhausen
                                  _____________________________________
                                  Name:    Dianne P. Urhausen
                                  Title:   Vice President and Secretary

                                  /s/ Mark D. Lerdal
                              ________________________________________
                                  Mark D. Lerdal